May 2, 2001


United States
Securities and Exchange Commission
Washington, D.C.
20549


RE: SMART WORLD UNITED, INC.
    Amendment to Form 10SB
    File No. 0-31601


Attention: Ms. Goldie Walker

Dear Ms. Walker,

    Further to our filing of September 25, 2000, attached are the financial statements for the above named company. We will also be filing the 10Q filings under separate cover.

    If you have any questions feel free to contact the undersigned at 905-731-0189.


Yours very truly,

/s/ M. WINICK

Marvin N. Winick

                            SMART WORLD UNITED, INC.
                          (A Development Stage Company)

                             Financial Statements

                               August 31, 2000

                         INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Smart World United, Inc.


We have audited the accompanying balance sheet of Smart World United, Inc.
(A Development Stage Company) as of August 31, 2000, and the related statement of operations, cash flows, and changes in stockholders' equity for the period May 26, 2000 (inception) to August 31, 2000 then ended. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smart World United, Inc. at August 31, 2000, and the results of their operations and their cash flows for the period, May 26, 2000 (inception) to August 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Michael Johnson & Co., LLC
Denver, Colorado
November 13, 2000

SMART WORLD UNITED, INC.
(A Development Stage Company)
BALANCE SHEET
AUGUST 31, 2000




ASSETS
Current Assets
Cash                                                                $     -
                                                                     --------
Total Current Assets                                                      -
                                                                     --------

Other Assets
Incorporation costs                                                       545
                                                                     --------

Total Other Assets                                                        545
                                                                     --------

TOTAL ASSETS                                                        $     545
                                                                     --------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Advance from shareholder                                            $     545
                                                                     --------

TOTAL CURRENT LIABILITIES                                                 545
                                                                     --------
Stockholders' Equity
Preferred stock, authorized 5,000,000 shares par value $ .001:
none outstanding
Common stock, authorized 50,000,000 shares, par value $ .001,
issued and outstanding - 9,900,000                                      9,900
Deficit accumulated during the development stage                      ( 9,900)
                                                                     --------
Total Stockholders' Equity                                                 -
                                                                     --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $     545
                                                                     --------

The accompanying notes are an integral part of these financial statements.

SMART WORLD UNITED, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
FOR THE PERIOD MAY 26, 2000(INCEPTION) TO AUGUST 31, 2000

INCOME                                                             $      -
                                                                      -------
OPERATING EXPENSES
Professional Fees                                                         -
Amortization Expenses                                                     -
Administrative Expenses                                                9,900
                                                                      -------

Total Operating Expenses                                               9,900
                                                                      -------


Net Loss from Operations                                            $ (9,900)
                                                                      =======

Weighted average number of shares outstanding                      9,900,000
                                                                   ==========

Net Loss Per Share                                                 $  (0.001)
                                                                    ========





The accompanying notes are an integral part of these financial statements.

SMART WORLD UNITED, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE PERIOD MAY 26, 2000(INCEPTION) TO AUGUST 31, 2000

Indirect Method


CASH FLOW FROM OPERATING ACTIVITIES
Net loss                                                           $  (9,900)
Adjustments to reconcile net loss to net cash used
operating activities:
Stock issued for services                                              9,900
Changes in assets and liabilities
Increase in Advance from Shareholder                                     545
Increase in Other Assets                                                (545)
                                                                       -----

                                                                       9,900
                                                                       -----

Net Cash Used in Operating Activities                                     -
                                                                       -----

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of common stock                                                  -
                                                                       -----

Net Cash Provided By Financing Activities                                 -
                                                                       -----

Increase(decrease) in Cash                                                -

Cash and Cash Equivalents - Beginning of period                           -
                                                                       -----

Cash and Cash Equivalents - End of period                           $     -
                                                                       =====

Supplemental Cash Flow Information
Interest paid                                                       $     -
                                                                       =====
Taxes paid                                                          $     -
                                                                       =====

The accompanying notes are an integral part of these financial statements.

SMART WORLD UNITED, INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
FOR THE PERIOD MAY 26, 2000(INCEPTION) TO AUGUST 31, 2000


                                                      Deficit
                                                   Accumulated
                                       Additional   During the
                    Common Stock        Paid-In     Development
                   Shares    Amount      Capital       Stage        Totals
Balance - May 26,
 2000                -     $    -      $    -      $    -         $    -

Stock issued for
 services        9,900,000    9,900          -           -           9,900


Net loss for
period               -          -           -        (9,900)        (9,900)
                 --------   -------     -------     --------       -------

Balances - August
 31, 2000       9,900,000  $  9,900    $    -      $ (9,900)      $    -
                =========   =======     =======     =======        =======



















































The accompanying notes are an integral part of these financial statements.

SMART WORLD UNITED, INC.
(A Development Stage Company)
Notes To Financial Statements
August 31, 2000

Note 1 - Organization and Summary of Significant Accounting Policies:

	Nature of Business

 Smart World United, Inc.(the "Company") was incorporated on May 26, 2000 under the laws of the State of Nevada. The Company's primary business operations are to develop and engage in internet related businesses. The Company is searching for a viable entity upon which to merge and/or acquire. The Company intends on going public in order to raise the funds required in order to fulfill its business objectives.

	The Company's fiscal year end is August 31.

	Basis of Presentation - Development Stage Company

 The Company has not earned any revenue from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

	Basis of Accounting

 The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

	Estimates

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

	Cash and Cash Equivalents

	For purposes of the statement of cash flows, the Company considered all
 cash and other highly	liquid investments with initial maturities of three
 months or less to be cash equivalents.

	Net earning (loss) per share

 Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from computation, as their effect is anti-dilutive.

SMART WORLD UNITED, INC.
(A Development Stage Company)
Notes To Financial Statements
August 31, 2000


	Fair Value of Financial Instruments

 The carrying amount of advances for shareholders is considered to be representative of its respective fair value because of the short-term nature of these financial instruments.

	Income Taxes

 The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.

Note 2 - Capital Stock Transactions

 The authorized capital common stock is 50,000,000 shares of common stock at $.001 par value. The Company has issued 9,900,000 of common stock for services rendered as administrative expenses at a cost of $9,900.

Note 3 - Advance from Shareholder

 An officer of the Company advanced cash to the Company for start-up incorporation costs of $545. This advance was unsecured, bears no interest, and is due on demand.

Note 4 - Going Concern:

 The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company operations are in the development stage and the Company has generated no income.

 The future success of the Company is likely dependent on its ability to attain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.